

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2024

Luka Mucic
Chief Financial Officer
Vodafone Group Public Limited Company
Vodafone House, The Connection
Newbury, Berkshire RG14 2FN
England

Re: **Vodafone Group Public Limited Company**
Form 20-F for the Fiscal Year Ended March 31, 2023
File No. 001-10086

Dear Luka Mucic:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2023

General

1. We note various references throughout the filing to organic revenue growth, a non-IFRS measure. Wherever you present a non-IFRS measure, please revise to also present the IFRS measure with equal or greater prominence. For example, your segment performance discussion beginning on page 18 focuses on service revenue, fixed service revenue, mobile service revenue and adjusted EBITDAaL on an organic basis only. The focus should first be on the IFRS results with a quantified discussion of any material factors impacting such results. Please revise. Refer to Question 102.10(a) of the non-GAAP C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Paul Stephenson